September 7, 2005

BY EDGAR

Tracie Towner

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 04-05

Washington, D.C. 20549-0405

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 of
Stora Enso Corporation (File No. 1-15112)

On behalf of our client, Stora Enso Corporation (the “Company”), we are submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s further comment letter to Mr. Esko Makelainen of the Company dated August 23, 2005 (the “Comment Letter”). This letter supplements the information set forth in the Company’s response letter dated July 8, 2005.

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and italics and is followed by the Company’s response.

20-F for the Fiscal Year Ended December 31, 2004

Financial Information

Legal Proceedings and Other Proceedings, page 77

1.	We note your response to our prior comment number two. If material, please expand your proposed disclosure to indicate the amount of recorded provisions relating to your Wisconsin Rapids and Niagara emissions cases. To the extent recorded provisions are not material, please indicate this belief in your disclosure.

We will modify our proposed amended disclosure for the 2004 Form 20-F as follows:

“Wisconsin Rapids Emissions Case. The EPA has issued a notice of violation to our Wisconsin Rapids pulp mill alleging that expansions and other capital projects at the mill between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. See “Item 4. Information on the Company—Environmental Matters.” We believe that we can assert a number of defenses to these allegations. We have recorded an immaterial provision which represents our best estimate within a range of possible outcomes for this loss contingency.

Niagara Emissions Case. The EPA has issued a notice of violation and a finding of violation to our Niagara mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but we expect that the EPA will seek a monetary penalty and the installation of additional control equipment. See “Item 4. Information on the Company—Environmental Matters.” We intend to defend any case brought by the EPA based upon these allegations. We have recorded an immaterial provision which represents our best estimate within a range of possible outcomes for this loss contingency.”

Controls and Procedures, page 97

2.	We note your proposed disclosure indicating “disclosure controls and procedures cannot technically be deemed to have been effective....” As you have elected to include this disclosure within your filing, please modify the disclosure to provide a clear indication that your disclosure controls and procedures “were effective” or “not effective.” Please refer to Item 307 of Regulation S-K.

We will revise our proposed disclosure to refer to clearly indicate our disclosure controls and procedures were not effective, as set forth below.

“Item 15. Controls and Procedures.

In connection with the preparation of our annual report on Form 20-F, we detected an error in respect of our accounting for derivative instruments under U.S. GAAP. Consequently, we have restated our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. The restatement relates to the correction of previously reported unrealized gains and resulted in a reduction of our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. See note 31 to our consolidated financial statements beginning on page F-1 of this annual report. This restatement did not affect our shareholders’ equity under U.S. GAAP. Our financial statements under IFRS did not change as a result of this restatement.

To remedy the situation and to avoid similar weaknesses in future, prior to the filing of our annual report on Form 20-F in April 2005, we reviewed our controls related to our reporting for derivative instruments both for content and for purposes of preparing a reconciliation of our financial statements in accordance with IFRS to U.S. GAAP. We believe that we remedied the material weakness in our internal control over financial reporting in respect of our accounting for derivative instruments under U.S. GAAP prior to April 2005 by improving our review process, strengthening our understanding of the underlying data for derivative instruments to avoid misinterpretations of such data, and devoting greater review time than previously allocated for such review processes.

After evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) as of December 31, 2004, our president and chief executive officer and our senior executive vice president and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were not effective to ensure that material information relating to the Company was made known to them by others within the Company, in light of the U.S. GAAP reporting for derivative instruments described above (which we have identified as a material weakness and which has been corrected since that evaluation).

Other than as discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Note 27 - Employee and Equity Compensation Benefits, page F-71

3.	We note your response to our prior comment number six. It appears from your response that the company has risk associated with the total return of the underlying stock, specifically if the stock experiences a negative total return. Please expand your market risk disclosures to include a discussion of your market risks associated with your Total Return Swaps.

We will amend our disclosures about market risk to include the following within Item 11 “Qualitative and Quantitative Disclosures about Market Risk”:

“Market Risk of Total Return Swaps

We utilize total return swaps (“TRS”) to partially hedge our exposure to changes in the share price of synthetic options granted under our Option Programmes for Management (see Note 27 to the Consolidated Financial Statements), which are settled with cash payments. While these TRS instruments allow us to partially stabilize our future cash flows related to the settlement of outstanding synthetic options, they expose us to certain market risks. Our TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

As of December 31, 2004, we had TRS instruments outstanding covering 31,196,400 underlying shares of Stora Enso Oyj R ordinary shares (“Ordinary R Shares”) recorded at a net fair value of € (11.4) million. The fair values of the TRS instruments outstanding at December 31, 2003 and 2004 are disclosed in Note 23 to the Consolidated Financial Statements. The settlement periods of the TRS instruments outstanding at December 31, 2004 match the life of the associated synthetic options, mature between 2006 and 2011 and allow for earlier settlement at our election. A ten percent fall in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of € (35.2) million, based on a closing share price as of December 31, 2004 of € 11.27 on the Helsinki Stock Exchange.

As of December 31, 2003, we had TRS instruments outstanding covering 26,196,400 underlying shares of Ordinary R Shares recorded at a net fair value of € (36.0) million. A ten percent fall in the share price of Ordinary R Shares would have resulted in a decrease in the net fair value of the TRS instruments of € (28.0) million, based on a closing price as of December 31, 2003 of € 10.68 on the Helsinki Stock Exchange.”

Note 31 - Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America

Provisions for future reforestation costs, page F-86

4.	It remains unclear to us why you have not accrued for asset retirement obligations associated with the legal obligation that exists relative to reforesting your timberlands. We recognize that you account for periodic reforestations; however, a terminal liability exists in the event you were to cease timber harvesting related activities.

The legal obligation to reforest our timberlands arises solely from our act of harvesting timber. The costs we incur in maintaining our timberlands on a sustainable basis are incurred on a continuous basis and are therefore included in our determination of the cost of timber harvested. We typically begin the process of growing a seedling to replace a tree harvested from our timberlands prior to the act of harvesting the related tree. These costs are capitalized as incurred and expensed when the related timber is sold on to the consumer. We believe that the inclusion of the cost to reforest within the cost of our timber harvested best matches the costs associated with the on-going activities of our business as the timber is a consumable good in the normal operations of Bergvik Skog AB, our associated company, and not a long-lived asset used in the production of a good for sale in the ordinary course of business.

We note that if we were to have ceased timber harvesting related activities as of December 31, 2004, 2003 or 2002 our legal obligation would have been to complete the reforestation currently in-process for timberlands cleared. The total of this legal obligation and the fluctuations in the obligation on an annual basis is immaterial for all periods presented.

We reiterate that we do not believe that the legal obligation we have to reforest meets the definition of an asset retirement obligation in the context of SFAS 143, Accounting for Asset Retirement Obligations, but is an obligation which will arise only upon our abandoning the practice of harvesting timber. We consider the possibility of this future event to be remote.

The Company would be grateful if the Staff could provide any comments at its earliest convenience or confirm its satisfaction with the responses set forth above at which time we will file our amended 2004 20-F. If the Staff wishes to discuss the responses provided above, please do not hesitate to contact Petri Haussila of White & Case LLP at +358 9 228 641 or Jussi Siitonen of the Company +358 2046 21332.

Sincerely,

/s/ Petri Haussila
Petri Haussila

cc:	Hannu Ryopponen, Stora Enso Corporation
Esko Makelainen, Stora Enso Corporation
Jussi Siitonen, Stora Enso Corporation
Tomi Seppälä, PricewaterhouseCoopers
Debra Earp, PricewaterhouseCoopers
Michael Ryan, PricewaterhouseCoopers
Jill S. Davis, U.S. Securities and Exchange Commission
Kevin Stertzel, U.S. Securities and Exchange Commission

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